

December 19, 2013

<u>Via E-mail</u>
Mr. Akhil Johri
Chief Financial Officer
Pall Corporation
25 Harbor Park Drive
Port Washington, NY 11050

      Re: **Pall Corporation**
               Form 10-K for Fiscal Year Ended July 31, 2013
               Filed September 10, 2013
               Definitive Proxy on Form 14A
               Filed October 30, 2013
               Response Letter Dated December 9, 2013
               File No. 1-4311

Dear Mr. Johri:

We have reviewed your response and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Proxy Statement filed October 30, 2013</u>

<u>Executive Compensation, page 33</u>

<u>Grants of Plan-Based Awards for Fiscal Year 2013, page 53</u>

1.   We note your response to comment five in our letter dated November 22, 2013. Item 402(b)(1)(v) of Regulation S-K requires that CD&A describes how the compensation committee determines the amount of each element of pay. As indicated in footnote (1) to

this table, the threshold and maximum amounts represent the non-equity incentive
compensation payable if certain level of performance under the plan is achieved. Please
refer to Instruction 2 to Item 402(d) of Regulation S-K, and Section II.C.1.c of SEC
Release No.33-8732A. As such, these amounts do not appear to represent discretionary
amounts or "merely a floor and ceiling," immaterial to an investor's understanding of
how you determined the payouts in connection with the meeting of the threshold and
maximum performance targets. In this regard, in third paragraph of your "Executive
Incentive Bonus Plan" disclosure on page 40 you state, among other things, that each
NEO has "a target bonus opportunity and a maximum bonus opportunity that is expressed
as a percentage of base bay" and that these targets are benchmarked against the market
data. Considering that you benchmark this element of compensation and that you express
the target amount as a percentage of salary, disclosing the threshold and maximum
amounts in your page 43 tabular disclosure would be material to an investor's
understanding of how you determined these levels of pay and how they correlate to a
certain level of financial performance. To the extent applicable, please consider
including the supplemental disclosure in response to this comment in your future filings.

Closing Comments

You may contact Era Anagnosti at (202) 551- 3369 with questions regarding comments
on the proxy statement. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief